Exhibit 99.1



Einride Corporate Presentation

October 2026

Disclaimer

Unless the context otherwise provides, "we," "us," "our," "Einride," the "Company" and like terms refer to Einride AB and its subsidiaries.

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," "outlook," "possible," the negative of these words and other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. In addition, these forward-looking statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, the addressable market for our solutions and services, the competitive and regulatory landscape for our solutions and services, our growth opportunities and our strategies, priorities and business plans.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including, but not limited to: risks related to the scaling of the Company's business and the timing of expected business milestones; the ability to meet stock exchange continuing listing standards; risks associated with changes in laws or regulations applicable to the Company's solutions and services and the Company's international operations; the possibility that the Company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; supply shortages in the materials necessary for the production of Einride's solutions; negative perceptions or publicity of the Company; risks related to working with third-party manufacturers for key components of Einride's solutions; the termination or suspension of any of Einride's contracts or the reduction in counterparty spending; the ability of Einride to raise capital in the near and long term; and the ability of the Company to achieve its potential long-term ARR under its joint business plans with customers. The foregoing list of risk factors is not exhaustive. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings by Einride with the Securities and Exchange Commission (the "SEC"), which are available on the SEC's website at www.sec.gov. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, there may be additional risks that Einride may not presently know or that Einride currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Einride's expectations, plans or forecasts of future events and views as of the date of this presentation. These forward-looking statements are based on information available as of the date of this presentation and current expectations, forecasts and assumptions, and involve a number of judgments, risks, and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

Joint Business Plans

Joint Business Plans, or "JBPs", are non-binding roadmaps jointly developed with Einride's customers for further electrification of their road transport operations over a future period of time. Potential ARR is calculated based on the estimated number of electric and autonomous vehicles in JBPs multiplied by estimated ARR per vehicle, adjusted to exclude the already-converted portion of the JBPs. JBPs do not obligate Einride's customers to negotiate, or enter into, binding agreements on any terms or at all. Actual ARR derived from JBPs, to the extent any is converted, may vary materially from the potential ARR set forth in this presentation.

Use of Non-IFRS Measures

This presentation includes certain financial and operating measures, including revenue presented on a constant currency basis and Adjusted EBITDA on a constant currency basis, that are not prepared in accordance with IFRS. These non-IFRS measures, and other measures that are calculated using these non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS. Einride believes these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company's method of determining these non-IFRS measures may be different from other companies' methods and, therefore, may not be comparable to those used by other companies, and the Company does not recommend the sole use of these non-IFRS measures to assess its financial performance. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. In addition, these non-IFRS measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS measures.

EBITDA is defined as net loss for the interim period before finance income, finance costs, income tax benefit or expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude the impact of certain items that we do not consider indicative of our ongoing operating performance, because they are non-cash in nature, are non-recurring, or otherwise do not relate to our core operations. These items include share-based compensation expense; unrealized (gain) loss on financial instruments measured at fair value; costs incurred in connection with the business combination; the non-cash recapitalization (listing) expense recognized under IFRS 2; the non-cash charge recorded as a reduction of revenue in respect of the Amazon warrant arrangement; litigation and dispute related costs; gains or losses on the sale of a business unit; non-recurring transaction costs; unrealized foreign exchange gains and losses; and other non-recurring items that may arise from time to time.

Revenue on a constant currency basis and Adjusted EBITDA on a constant currency basis have been calculated by translating the reported or expected, as applicable, income statements amounts of the consolidated entities for each of the measures, in each period presented, using the average foreign exchange rates for the six months ended June 30, 2025 (H1-25), as provided by a third party.

The forward-looking guidance included in this presentation cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Disclaimer (Cont.)

Industry and Market Data; Trademarks

Certain information contained in this presentation relates to or is based on studies, publications, statistics and surveys from third-party sources, and on the Company's own internal estimates and research. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While the Company believes that the third-party sources and its internal research are reliable, such sources and research have not been verified by any independent source. Any data on past performance or modeling contained herein is not an indication as to future performance. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to such industry and market data. The information contained in the third-party citations referenced in this presentation is not incorporated by reference into this presentation.

This presentation may contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The inclusion of particular trademarks, service marks, trade names and copyrights of other companies is not intended to, and does not, imply a relationship with the Company or the Company's endorsement or sponsorship. The Company owns or has rights to various trademarks, service marks, trade names and copyrights in connection with the operation of its business which are also included in this presentation. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but such references are not intended to indicate, in any way, that Einride or the third parties will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable owners, to these trademarks, service marks, trade names and copyrights.

Who we are

Einride’s technology platform operates at the intersection of electrification and physical AI, enabling cost efficient, reliable and safe freight capacity to the world's largest transport buyers



Expanding rapidly with 30+ global customers across 7 countries

Geographical footprint



WA
ID
NV
UT
CA
AZ
OK
TX
WI
IL
IN
OH
PA
KY
TN
AR
MS
AL
GA
SC
LA
FL
US
NO
SE
NL
DE
AT
EU
UAE
UAE
Electric Truck (Deployed)
Electric Truck (Signed)
Autonomous Truck

7
Countries

Key stats

Financial

$54M	$800M+	$640M
June 2026 LTM Revenue[1]	JBPs[2] potential long-term ARR	Capital raised to date[3]

Operational

560k+	5,400+	18.5M+
Executed shipments[4]	Driverless hours in contracted customer operations[5]	Electric miles driven[4]

Select customers

amazon, GE Appliances, DP World, Carlsberg, Lidl, Heineken, Mars, PepsiCo

32
Customers

Select investors

EQT, Capital Group, Northzone, IonQ, AMF, Ericsson

Note: Data as of June 2026 unless otherwise noted. (1) H2 2025 and H1 2026 (reported currency). (2) See disclaimer section on "Joint Business Plans" for definition. (3) $640M capital raised to date as of September 2026. (4) From January 1, 2020 through June 30, 2026. (5) From January 1, 2024 through June 30, 2026.

The heavy-duty road freight industry requires transformative improvements

Problem



Inefficient use of assets
Truck utilization rates stand at a mere 11% within the U.S.[1]



Labor cost inflation
3.6M driver shortage creates inflationary pressure on labor costs[2]



High fuel costs
Trucking industry faces higher OpEx due to diesel fuel costs

>$4 trillion[3]
The heavy-duty freight industry is highly fragmented with 90% of existing fleets smaller than 10 trucks[4] – hence limited ability to transform

Einride Solution



AI-optimized planning
Reduced TCO and operational excellence



Autonomous
Driver-out by design to reduce labor costs and increase capacity



Electric
Smart energy management and charge planning reduces fuel costs

A turnkey solution by einride

Note: (1) Utilization as a function of fill rate, dead head and operating hours, asset up-time and speed; Einride analysis based on data from First Call Logistics, OOIDA, FleetOwner, FreightWaves, ACEEE, FleetNerd and FMCSA. (2) IRU, Global Truck Driver Shortage Report 2024 (2025). (3) Einride analysis based on data from Statista, FreightWaves, Eurostat and American Trucking Associations. (4) U.S. market data; McKinsey & Company and American Trucking Associations.

Securing long-term customer partnerships through vertically integrated FCaaS and technology licensing models

Freight-Capacity-as-a-Service

Einride handles everything, from financing electric trucks to sourcing drivers



Electric Trucks

Similar to electric trucks, but with an autonomous truck, leveraging Einride's own AD stack



Autonomous Trucks

Technology Licensing

Third parties own and operate the vehicles; Einride supplies Saga AI



Saga AI Licensing

Einride licenses its AD stack (Einride Driver) to outside buyers (OEMs, defense, etc.)



ADS Licensing

Full-service offering and vertical integration drive strong customer retention and TCO advantages

Einride's AD stack and logistics optimization enable superior cost position and operational reliability


From A: Picking up freight from shipper...
+
... to B: Delivering freight at destination

Baseline cost

Baseline TCO with manual, fragmented, diesel fleet

Asset cost ↘

Higher utilization of assets enabled by Saga AI

Energy cost ↘

Optimizing energy via smart charging, BESS, and Saga AI

Labor cost ↘

Accelerating driver-out with the Einride Driver and Saga AI

Einride cost

Superior TCO while ensuring operational reliability

Customer proof points

13%

Fleet level TCO reduction compared to diesel baseline(1)

16%

Fleet size reduction alongside a 10% increase in transport volume(1)

30%

Increase in pallets transported per truck(1)

73%

Reduction in charging time achieved by intelligent prioritization & controlling power output(2)

Note: Baseline cost and Einride cost are illustrative only; amounts are subject to specific operating conditions.
TCO = Total Cost of Ownership. BESS = Battery Energy Storage Systems.
(1) Customer study within grocery retail 2025, customer solution 2024, customer solution 2022. (2) EMEA operations in 2025, customer cases 2025.

Serving shippers the Einride way reinforces competitive advantages

01

End-to-end platform offering

A platform company driving the transition to autonomous, electric and AI-optimized freight for some of the world's largest shippers – powered by a proprietary data nexus that compounds operational and cost efficiencies

02

Shipper-centric model built for long-term scale

Builds deep shipper knowledge via shipment network analysis and joint business planning - deploying long-term contracts with recurring revenues

03

Automating gradually, increasing exponentially

Einride Driver gradually deployed in new ODD's, directly into our customer networks, for earliest possible transition to autonomous today

einride

The platform powering the evolution of freight

We are delivering on our plan to redefine freight operations

Deep-dive next

01
End-to-end platform offering


TESLA
500 Tesla Semi trucks to be deployed on Einride's Saga AI platform, the majority before end of 2027 - standalone tripling Einride's current fleet, financed through 3rd parties


FLIPTURN
Einride acquires Flipturn laying the foundation for North America's largest heavy-duty EV charging network(1), with more than 250MW of capacity under management(2)

02
Shipper-centric model built for long-term scale


amazon relay
Einride to support the electrification of Amazon's freight network, deploying 75 electric heavy-duty trucks


SCHWARZ
Einride and Lidl bring the first autonomous cab-less truck to German roads(1), alongside nearly doubling electric freight volumes in Sweden

03
Automating gradually, increasing exponentially


NVIDIA
Einride enters strategic collaboration with NVIDIA to advance its automated driving system, the Einride Driver, on NVIDIA DRIVE Hyperion


DAF
Einride and DAF partner to accelerate commercialization of SAE Level 4 autonomous electric freight


einride defense
Einride partners with UNIQAI Systems and Centinus to expand its defense offering with AI-driven mission planning and real-time threat detection

Note: (1) Per management knowledge. (2) Flipturn performs software asset management for charging infrastructure of more than 250 MW.

500

Tesla Semi trucks to be deployed on Einride’s Saga AI platform, the majority before end of 2027, standing to triple Einride’s current fleet. Financed through 3rd parties

Deployments accelerate the conversion of $800M of potential ARR from signed JBPs(1)

*“**Einride is at the forefront of sustainable freight** and we are thrilled to deepen our relationship with them through this order of 500 Semis”*

– Dan Priestley, Director of Semi, Tesla



Note: (1) See disclaimer section on “Joint Business Plans” for definition.

02 | Einride to support the electrification of Amazon's U.S. middle-mile freight network

Einride integrates into Amazon's Relay network, with execution managed end-to-end by Saga AI - validating the platform within one of the world's most sophisticated logistics environments

75

Manual electric heavy-duty trucks to be deployed

5

U.S. locations with new charging infrastructure


amazon
relay
Intelligent movement
Digital | Electric

02 | Einride's expansion with the Schwarz Group shows how we take customers from electrifying to automating their freight flows

2020  Einride launches its first operational contract for FCaaS with Lidl Sweden

2021  First upsell expansion with Lidl Sweden after one year of operation, now covering five stores in the Stockholm region

2022  Einride launches in the Netherlands and supports Lidl with the deployment of electric vehicles, whilst expanding the scope in Sweden

2023  Major transformation contract signed and deployed with Kaufland, breaking ground for the third market entry with the Schwarz Group, and moving over 20,000 emission free pallets every month for Kaufland

2024 - 2026  Fourth and fifth expansion with Lidl in Sweden, and a landmark deployment of autonomous transport solutions into Lidl's German operations



19 CETs	1 cab-less autonomous truck	3 markets
Current signed and/or operational deployments	Cab-less autonomous truck deployed under Federal Motor Transport Authority permit in Germany	Covering milk-runs and store distributions in Sweden, Netherlands, and Germany

The Schwarz Group partnership is a blueprint for how Einride takes customers from electrification to automation – in this case resulting in the first cab-less autonomous truck deployed on public roads in Germany[(1)]

Note: CET = connected manually driven electric vehicle.
(1) Per management knowledge.

03 | NVIDIA partnership further accelerates growth

Where NVIDIA comes into our autonomous drive stack

Customer freight flows
einride

→

ODD data from our fleet
einride

→

Data factory, training & simulation
NVIDIA AI Cloud Partner

NVIDIA Blackwell GPUs
Compute for model training, simulation and virtual V&V

NVIDIA Cosmos
World models that turn one rare road event into thousands of training scenarios

→

Einride Driver on the trucks
NVIDIA + einride

NVIDIA Hyperion
The sensor set and compute architecture the Einride Driver runs on

NVIDIA Halos
The safety system that validates the Einride Driver across the stack

NVIDIA Halos OS
Integration layer and safety architecture on the NVIDIA DRIVE AGX Thor SoC

NVIDIA Alpamayo
VLA foundation model that makes the Einride Driver reasoning-based. We post-train it for trucks

→

More flows at lower cost
einride

What the partnership unlocks

01
Scaling Data Collection
A mature platform rolled out across routes, feeding the data factory with high-fidelity data

02
Greater Speed to New Markets
Combine NVIDIA's world-leading technology with Einride's proprietary autonomous driving capability to rapidly increase viable use cases

03
Capital Efficiency
Allows Einride to enhance product offerings at a fraction of the R&D cost that would otherwise be needed

Note: VLA = Vision Language Action. ODD = Operational Design Domain. V&V = Verification & Validation. SoC = System on Chip.

Strong growth in H1 2026, expecting to more than double the growth rate in H2 2026

Revenue growth is accelerating, USDm



+26%
+60–73%
+74–94%
21
27
24
39–42
49
85–95
H1 2025
H1 2026
H2 2025
H2 2026E
Dec 2025 Run-Rate(1)
Dec 2026E Run-Rate(2)

Commentary

- H1 2026 growth was driven by expansion with existing customers for additional capacity and new deployments
- H2 2026E growth ramp is driven by capacity expansion with existing customers including Amazon
- December 2026E run-rate revenue projected to increase approximately 74-94% year-over-year compared to December 2025
- Adjusted EBITDA for H2 2026E is expected to be negative USD 39-41 million, reflecting overall investments in scaling commercial operations, as well as continued investments in R&D and the partnership with NVIDIA to accelerate autonomous development

einride

Note: Constant currency revenue and constant currency Adjusted EBITDA are non-IFRS measures. See the Appendix to this presentation for a reconciliation of constant currency revenue to the nearest IFRS measures. Converted from SEK to USD using a fixed USD/SEK rate of 10.18.
(1) Represents adjusted annualized monthly USD-equivalent revenue in the quarter ended December 31, 2025 from operational customer contracts, based on unaudited financial performance. (2) Dec 2026 run-rate defined as estimated Dec. 2026 revenue times 12.

Einride is well-positioned for cash flow breakeven in 2028

1,500-2,000

estimated fleet size needed to reach cash flow breakeven point in 2028

140-180%

of the required volume for cash flow breakeven captured in Joint Business Plans[1] with existing customers


JEA 53H

Note: (1) See disclaimer section on "Joint Business Plans" for definition.

What’s next for Einride

I. Positioned for accelerated commercial traction
Growth expected to accelerate through capacity expansion with predominately existing customers and a 3x fleet scale-up with Tesla

II. Accelerating the autonomous drive stack with key partnerships in place, with the NVIDIA and DAF partnerships enabling full AD capabilities for Einride’s customers

III. Cash flow breakeven point in 2028
By expanding the fleet with strong unit economics, Einride is positioned to drive profitability at scale


JEA 53H

Appendix



Reconciliation of non-IFRS financial measures (H1 2025 – H1 2026)

Constant currency measures, USDm

	Six Months Ended As reported			Six Months Ended Foreign exchange impact			Six Months Ended In constant currency			% Change	
	Jun 2025	Dec 2025	Jun 2026	Jun 2025	Dec 2025	Jun 2026	Jun 2025	Dec 2025	Jun 2026	As reported	In constant currency
Revenue	21.3	25.5	28.5	-	1.2	1.7	21.3	24.3	26.8	34%	26%

Note: Constant currency is calculated using January-June 2025 average currency rate, converted from SEK to USD using a fixed USD/SEK rate of 10.18.

einride